UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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EXHIBIT INDEX

99.1	Press release dated September 20, 2016: Globus Maritime Limited Reports Financial Results for the Six-Month Period Ended June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 20, 2016

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Six-Month Period

 Ended June 30, 2016

Athens, Greece, September 20, 2016, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the six month period ended June 30, 2016.

Financial Highlights

	Six months ended
	June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2016	2015
Total revenues	3,877	6,901
Adjusted (LBITDA)/EBITDA (1)	(2,277)	(829)
Total comprehensive loss	(6,910)	(13,629)
Basic loss per share(2)	(0.67)	(1.35)
Daily Time charter equivalent rate (TCE) (3)	3,097	4,076
Average operating expenses per vessel per day	4,337	3,965
Average number of vessels	5.4	7.0

(1)

Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)

Adjusted for preferred dividends declared during the period under consideration.

(3)

Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate six dry bulk carriers, consisting of four Supramax, one Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 8.3 Years as of June 30, 2016					300,571

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“The dry bulk shipping outlook for the remainder of 2016 remains bleak as we continue to deal with a quite large order book for new ships and oversupply continues to remain the biggest thorn in the industry which coupled with the reduced demand for iron ore and coal from both China and India, places most of us in the industry in peril.

“Hence, it has been a very challenging year for us and as a small cap company we have limited control over the supply and demand side of the equation, notwithstanding the above, we have focused on matters and issues that we control mainly our own operating performance through careful work with all our stakeholders.

“In March 2016, we sold the subsidiary Kelty Marine Ltd owner of the  m/v Energy Globe to an unaffiliated third party and applied the total net proceeds from the sale to the loan facility held by Commerzbank AG resulting to the remaining principal amount of the loan being written off thus reducing our total debt leverage whilst improving Company’s balance sheet.

“We are also pleased that in April of 2016, we reached amicable agreements with our lenders DVB Bank and HSH Nordbank AG as a result of that  the Company received certain waivers and relaxations on its loan covenant as well deferments in certain loan payments due in 2016.

“In April of 2016, the Company transferred from the NASDAQ Global Market to the NASDAQ Capital Market since it no longer met the minimum MVPHS requirements of the first.  The Company views this as a positive step since it reinforces its commitment to remain publicly trading.

“Whilst we remain cautious and guarded, we note that all our vessels are deployed at better rates than last year, which allows us to be optimistic about our earnings and cash flow generation capacity in the near future.  We continue to be committed and unrelenting in our intention forging ahead.”

Management Discussion and Analysis of the Results of Operations

First half of the year 2016 compared to the first half of the year 2015

Total comprehensive loss for the first half of the year 2016 amounted to $6.9 million or $0.67 basic loss per share based on 10,362,560 weighted average number of shares, compared to total comprehensive loss of $13.6 million for the same period last year or $1.35 basic loss per share based on 10,252,360 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first half of 2016 compared to the first half of 2015 (expressed in $000’s):

1st half of 2016 vs 1st half of 2015

Net loss for the 1st half of 2015	(13,629)
Decrease in voyage revenues	(3,115)
Increase in Management fee income	91
Decrease in Voyage expenses	817
Decrease in Vessels operating expenses	651
Decrease in Depreciation	652
Increase in Depreciation of dry docking costs	(10)
Decrease in Amortization of fair value of time charter attached to vessels	41
Decrease in Total administrative expenses	74
Decrease in Impairment loss	7,745
Increase in Loss from sale of subsidiary	(150)
Decrease in Other expenses, net	34
Increase in interest income	2
Increase in Interest expense and finance costs	(39)
Decrease in Foreign exchange gains	(74)
Net loss for the 1st half of 2016	(6,910)

Voyage revenues

During the six-month period ended June 30, 2016 and 2015, our Voyage revenues reached $3.8 million and $6.9 million respectively. The 45% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first half of 2016 compared to the same period in 2015. Daily Time Charter Equivalent rate (TCE) for the first half of 2016 was $3,097 per vessel per day against $4,076 per vessel per day during the same period in 2015 corresponding to a decrease of 24%. There was also a decrease of the average number of vessels of the fleet from 7, during the first six months of 2015, to 5.4 for the respective period in 2016 due to the sale of m/v Tiara Globe in July 2015 and the subsidiary ship-owning company of m/v Energy Globe in March 2016.

Voyage expenses

Voyage expenses reached $0.7 million during the first half of 2016 compared to $1.5 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2016 and 2015 are analyzed as follows:

In $000’s	2016	2015
Commissions	193	357
Bunkers expenses	367	1,041
Other voyage expenses	166	145
Total	726	1,543

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4.3 million during the first half of 2016 compared to $4.9 million during the same period in 2015. The breakdown of our operating expenses for the six month period ended June 30, 2016 and 2015 was as follows:

	2016	2015
Crew expenses	57%	63%
Repairs and spares	16%	14%
Insurance	11%	6%
Stores	7%	9%
Lubricants	5%	6%
Other	4%	2%

Average daily operating expenses during the six-month periods ended June 30, 2016 and 2015 were $4,337 per vessel per day and $3,965 per vessel per day respectively, corresponding to an increase of 9%.

Depreciation

Depreciation charge during the first half of 2016 decreased by $0.7 million and reached $2.5 million compared to $3.2 million recognized during the same period in 2015. The decrease is attributed to the decrease of the average number of vessels of the fleet to 5.4 during the first half of 2016 from 7 for the same period in 2015, due to the sale of m/v Tiara Globe in July 2015 and the subsidiary ship-owning company of m/v Energy Globe in March 2016.

Depreciation of dry docking costs

Depreciation of dry docking costs amounted to $0.5 million during the first half of 2016 and 2015.

Amortization of fair value of time charter attached to vessels

Amortization of the fair value of the time charter attached to vessels refers to the fair value of the time charter attached to the vessel m/v Sun Globe, acquired during the second half of 2011, which was amortized on a straight line basis over the remaining period of the time charter. The vessel was redelivered during January 2015.

Impairment loss

On May 11, 2015 we entered into a memorandum of agreement for the sale of vessel m/v Tiara Globe for a sale price of $5.5 million. On that date the vessel was classified as held for sale, stopped being depreciated and subsequently measured at its fair value less cost to sell. As a result we recognized an impairment charge of $7.7 million corresponding to the difference of the vessel’s carrying value at that time and its fair value less cost to sale.

Loss from sale of subsidiary

In March 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd., to an unaffiliated third party and apply the total net proceeds from the sale towards the respective loan facility.  Based on certain financial conditions agreed beforehand with the Bank this resulted in the remaining principal amount of the loan to be written off.  The financial effect from the sale of Kelty Marine Ltd. resulted to a loss of $0.15 million. Globus Shipmanagement Corp., the Company’s ship management subsidiary  continued to act as Kelty Marine Ltd.’s ship manager  at $900 per day until June 27th  2016 when it ceased being its manager.

Interest expense and finance costs

Interest expense and finance costs reached $1.4 million during the first half of 2016 compared to $1.3 during the same period in 2015. Interest expense and finance costs for the first half of 2016 and 2015 are analyzed as follows:

In $000’s	2016	2015
Interest payable on long-term borrowings	1,268	1,184
Bank charges	18	18
Amortization of debt discount	81	83
Other finance expenses	19	62
Total	1,386	1,347

Liquidity and capital resources

As of June 30, 2016 our cash and bank balances and bank deposits were $0.2 million and as of December 31, 2015 were $2.5 million.

Net cash used in operating activities for the six month period ended June 30, 2016 was $1.5 million compared to Net cash generated from operating activities $0.2 million during the respective period in 2015. The decrease in our cash from operations was mainly attributed to the further decrease in our adjusted LBITDA from $0.8 million during the first half of 2015 to $2.3 million during the six month period under consideration.

Net cash used in financing activities during the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	Six months ended June 30,
In $000’s	2016	2015
Proceeds from issuance of long term debt (HSH Nordbank)	-	29,405
Net proceeds from shareholders loan (Firment & Silaner Credit Facilities)	3,920	2,300
Repayment of long term debt	(9,960)	(33,407)
Restricted cash	2,250	(750)
Dividends paid on preferred shares	(14)	(173)
Interest paid	(901)	(1,030)
Payment of financing costs	-	(288)
Net cash used in financing activities	(4,705)	(3,943)

As of June 30, 2016 and 2015 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with Commerzbank AG, the Loan agreement with DVB Bank SE, the Loan agreement with HSH Nordbank AG and our Firment and Silaner Credit Facilities of an aggregate of $63.7 million and $82.9 million respectively gross of unamortized debt discount.

Amended agreements with the banks

As previously announced in March and April 2016, the Company entered into amended agreements with DVB Bank and HSH Nordbank AG on certain amendments and waivers to the terms of the original agreements drawn in 2011 and 2015 respectively.  By these agreements the Company was successful in achieving waivers and relaxations on its loan covenants as well as defer installment loan payments due in 2016.

Listing transfer to NASDAQ Capital Market

As previously reported the Company was notified by NASDAQ  in October 2015 that it no longer satisfied the minimum market value of publicly held shares (“MVPHS”) continued listing requirement for the NASDAQ Global Market, therefore the Company successfully transferred to the NASDAQ Capital Market and commence trading on April 11, 2016.  The   Company also was notified by NASDAQ in November 2015 that it no longer met the minimum bid price of $1 per share. On May 10  the Company received a notification from NASDAQ that since it met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market  and had Company’s written notice of its intention to do everything possible including a reverse stock split if necessary to cure the price deficiency, the Company was granted a second grace period until November 7th 2016 to regain compliance with the bid price.  Both the NASDAQ Global Market and the NASDAQ Capital Market are tiers of the NASDAQ Stock Market, which is an established securities market.

The Silaner Investments Credit Facility

In January 2016, the Company entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related through common control, for the purpose of financing its general working capital needs.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Six months ended
		June 30,
	2016	2015
(in thousands of U.S. dollars, except per share data)	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	3,786	6,901
Management fee income	91	-
Total Revenues	3,877	6,901

Voyage expenses	(726)	(1,543)
Vessel operating expenses	(4,285)	(4,936)
Depreciation	(2,544)	(3,196)
Depreciation of dry docking costs	(538)	(528)
Amortization of fair value of time charter attached to vessels	-	(41)
Administrative expenses	(881)	(887)
Administrative expenses payable to related parties	(162)	(230)
Share-based payments	(30)	(30)
Impairment loss	-	(7,745)
Loss from sale of subsidiary	(150)	-
Other expenses, net	(70)	(104)
Operating (loss)/profit before financing activities	(5,509)	(12,339)
Interest income	5	3
Interest expense and finance costs	(1,386)	(1,347)
Foreign exchange (losses)/gains, net	(20)	54
Total finance costs, net	(1,401)	(1,290)
Total comprehensive loss for the period	(6,910)	(13,629)

Basic & diluted loss per share for the period	(0.67)	(1.35)
Adjusted (LBITDA)/EBITDA (1)	(2,277)	(829)

 (1) Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities for the periods presented:

	Six months ended
		June 30,
(Expressed in thousands of U.S. dollars)	2016	2015
		(Unaudited)

Total comprehensive loss for the period	(6,910)	(13,629)
Interest and finance costs, net	1,381	1,344
Foreign exchange losses/(gains) net,	20	(54)
Depreciation	2,544	3,196
Depreciation of dry docking costs	538	528
Amortization of fair value of time charter attached to vessels	-	41
Loss from sale of subsidiary	150	-
Impairment loss	-	7,745
Adjusted (LBITDA)/EBITDA	(2,277)	(829)
Share-based payments	30	30
Payment of deferred dry docking costs	-	-
Net (increase)/decrease in operating assets	(132)	577
Net (decrease)/increase in operating liabilities	859	344
Provision for staff retirement indemnities	2	2
Foreign exchange (losses)/gains net, not attributed to cash & cash equivalents	-	45
Net cash (used in)/ generated from operating activities	(1,518)	169

	Six months ended
		June 30,
(Expressed in thousands of U.S. dollars)	2016	2015
	(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(1,518)	169
Net cash generated/(used in) investing activities	6,163	(3)
Net cash used in financing activities	(4,705)	(3,943)

	As of June 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2016	2015
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	94,234	110,075
Other non-current assets	50	65
Total non-current assets	94,284	110,140
Cash and bank balances and bank deposits	194	2,505
Other current assets	2,326	2,192
Total current assets	2,520	4,697
Total assets	96,804	114,837
Total equity	25,981	30,535
Total debt net of unamortized debt discount	63,496	78,244
Other liabilities	7,327	6,058
Total liabilities	70,823	84,302
Total equity and liabilities	96,804	114,837

	Six months ended June 30,
	2016	2015

Ownership days (1)	988	1,267
Available days (2)	988	1,262
Operating days (3)	969	1,252
Bareboat charter days (4)	-	22
Fleet utilization (5)	98.1%	99.2%
Average number of vessels (6)	5.4	7.0
Daily time charter equivalent (TCE) rate (7)	3,097	4,076
Daily operating expenses (8)	4,337	3,965

Notes:

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Six months ended June 30,
	2016	2015
	(Unaudited)

Voyage revenues	3,786	6,901
Less: Voyage expenses	726	1,543
Less: bareboat charter revenues net of commissions	-	304
Net revenues excluding bareboat charter revenues	3,060	5,054
Available days net of bareboat charter days	988	1,240
Daily TCE rate	3,097	4,076

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 8.5 years as of September 15, 2016.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Athanasios Feidakis, CEO

 a.g.feidakis@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com